UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

ESCO, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

N/A
(CUSIP Number)

Michael S. Luther
4089 S. 84th St.
Omaha, NE 68127
(402) 397-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is thesubject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.

1	Name of Reporting Person
I.R.S. Identification Nos. of above persons (entities only)

Esco Acquisition Corporation
26-3678517
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions) (See item 3)

WC
5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Nebraska
	7	Sole Voting Power

		0
Number of	8	Shared Voting Power
Shares
Beneficially		6,600,000
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		0
	10	Shared Dispositive Power

		6,600,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person

6,600,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

97%
14	Type of Reporting Person

CO

SCHEDULE 13D

CUSIP No.

1	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only).

Michael S. Luther
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions) (See item 3)

WC
5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Nebraska
	7	Sole Voting Power

		0
Number of	8	Shared Voting Power
Shares
Beneficially		6,600,000
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		0
	10	Shared Dispositive Power

		6,600,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person

6,600,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

97%
14	Type of Reporting Person

IN

Item 1. Security and Issuer

The Class of securities to which this Schedule 13D relates is the common stock, par value $.001 per share of Esco, Inc. (the “Common Stock”), a Nevada Corporation. The address of the principal executive offices of the Issuer is 10330 Regency Parkway Dr., Omaha, NE 68114.

Item 2. Identity and Background

This Schedule 13D is filed on behalf of each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ESCO Acquisition Corporation, and

Michael S. Luther

ESCO Acquisition Corporation and Michael S. Luther are collectively referred to herein as the “Reporting Persons”. The reporting persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

This Schedule 13D relates to 6,600,000 shares of the Common Stock held by ESCO Acquisition Corporation. As President and CEO of ESCO Acquisition Corporation. Michael S. Luther holds voting power and dispositive power over the Common Stock held by ESCO Acquisition Corporation.

The business address of the Reporting Persons is 4089 S. 84th St., Omaha, NE 68127.

During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other person identified in response to this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Michael S. Luther is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On November 18, 2008 ESCO Acquisition Corporation acquired 97% of the issued and outstanding shares of ESCO, Inc., for a purchase price of $100,000 cash. In addition, as part of the Closing, ESCO Acquisition Corporation delivered to Erickson & Sederstrom, P.C., LLO, $25,000 for payment of the Company’s legal and accounting fees and other cost incurred to date and further agreed to pay any costs and fees in excess of such amount after the closing of the transaction. The source of funds was working capital of ESCO Acquisition Corporation.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes.  The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional shares.  The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to the investment and, take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Common Stock which the Reporting Persons now own or may hereafter acquire.

At the date of this Statement, the Reporting Persons have no definite plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer’s business or corporate structure;
(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those actions enumerated above.

Item 5. Interest in Securities of the Issuer

As of the date of this report, as President and CDO, Michael S. Luther may be deemed to be the beneficial owner of the Shares, which represent 97% of Common Stock outstanding as of November 18, 2008. Michael S. Luther has the power to vote or direct the vote of, and/or power to dispose or direct the disposition of the Common Stock held by ESCO Acquisition Corporation. Michael S. Luther disclaims beneficial ownership of the Common Stock held, or deemed to be held, by ESCO Acquisition Corporaiton except to the extent of his pecuniary interest therein.

All of the percentages calculated in this statement are based upon an aggregate of 6,8074,190 shares of Common Stock outstanding as of November 18, 2008.

There have been no transactions in the securities of the Issuer by the Reporting Person in the 60 days immediately preceding the date of this report

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The description of the Note set forth in Item 3 above is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 1. Joint Filing Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 27, 2008
ESCO Acquisition Corporaiton
By: /s/ Michael S. Luther
Name: Michael S. Luther
Title: President and CEO

/s/ Michael S. Luther Michael S. Luther

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, each of the undersigned hereby agree that only one statement containing the information required by Schedule 13D need to be filed with respect to the ownership by each of the undersigned of shares of stock of ESCO Acquisition Corporation. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: November 27, 2008

ESCO Acquisition Corporation
By: /s/ Michael S. Luther
Michael S. Luther, President and CEO

/s/ Michael S. Luther Michael S. Luther